Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2007	2006
	(Dollars in thousands)
EARNINGS:
Income before income taxes and minority interest	$747,260	$496,522
Add (deduct):
Equity in earnings of unconsolidated entities	(71,394)	(66,376)
Distributions from unconsolidated entities	47,871	39,692
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(12,024)	(10,130)
	$711,713	$459,708
Add fixed charges:
Consolidated interest expense (1)	162,776	177,185
Interest portion (1/3) of consolidated rent expense	34,473	30,840
	$908,962	$667,733

FIXED CHARGES:
Consolidated interest expense (1)	$162,776	$177,185
Capitalized interest	582	—
Interest portion (1/3) of consolidated rent expense	34,473	30,840
	$197,831	$208,025

RATIO OF EARNINGS TO FIXED CHARGES	4.59	3.21

Tax-effected preferred dividends	$65	$245
Fixed charges	197,831	208,025
Fixed charges and preferred dividends	$197,896	$208,270

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	4.59	3.21

(1)          Interest expense on income tax contingencies is not included in fixed charges.